

EXHIBIT B:
FINANCIAL STATEMENTS





VECTOR
BREWING

February 2, 2020

To Whom it May Concern,

I, Susan Veronica Bradley, certify that:

(1) the financial statements of Vector Brewing included in this Form are true and complete in all material respects; and

(2) the tax return information of Vector Brewing, LLC included in this Form reflects accurately the information reported on the tax return for Vector Brewing, LLC filed for the fiscal year ended 2018.

Sincerely,

S. Veronica Bradley

S. Veronica Bradley
Owner/Manager
Vector Brewing, LLC.

9850 Walnut Hill Ln. Suite 405
Dallas, TX 75238

BALANCE SHEET

December 31, 2018

UNAUDITED

Description			Total
ASSETS			
Current Assets			
Bank Accounts			
Total Bus Chk (7951)			$ 967.77
Total Bank Accounts			$ 0.00
Total Current Assets			$ 0.00
TOTAL ASSETS			**$ 967.77**
LIABILITIES AND EQUITY			
Liabilities:			
Current Liabilities:			
Other Current Liabilities:			
Payroll Liabilities			$ 0.00
Federal Income Tax Payable			$ 0.00
Medicare Payable			$ 0.00
Total Payroll Liabilities			**$ 0.00**
Total Other Current Liabilities			**$ 0.00**
Total Current Liabilities			**$ 0.00**
Total Liabilities			**$ 0.00**
EQUITY			
Owner's Investment			$24,472.79
Retained Earnings			$ 0.00
Net Income			$ 0.00
Total Equity			**$24,472.79**
Total Liabilities and Equity			**$25,440.56**

VECTOR BREWING

P&L STATEMENT

December 31, 2018

UNAUDITED

Description			Total
INCOME			
Sales (merchandise)			$ 1,377.99
Uncategorized Income			$ 0.00
TOTAL INCOME			**$ 1,377.99**
GROSS PROFIT			$ 1,377.99
EXPENSES			
Advertising and Marketing			$ 1,734.82
Training/Education			$ 1,850.68
Production/Recipe Development			$ 2,163.78
Legal & Professional Services			$ 4,017.99
Meals & Entertainment			$ 0.00
Office Supplies & Software			$ 3,297.37
Merchandise			$ 1,998.37
Building (Tenant) Improvement			$ 9,409.78
Salaries and Wages			$ 0.00
Taxes & Licenses			$ 0.00
Travel			$ 0.00
TOTAL EXPENSES			**$ 24,472.79**
Net Operating Income			$ (23,094.80)
Net Income			**$ (23,094.80)**

STATEMENT OF CASH FLOWS

December 31, 2018

UNAUDITED

Description			Total
OPERATING ACTIVITIES			
Net Income			$ 1,377.99
Adjustments to reconcile Net Income to Net Cash provided by operations			
Payroll Liabilities			$ 0.00
Expenses			$ 24,472.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations			**$ 24,472.79**
Net cash provided by operating activities			**$ (23,094.80)**
FINANCING ACTIVITIES			
Owners' Investment			$ 24,472.79
Loan: Description			$ 0.00
Loan: Description			$ 0.00
Net cash provided by financing activities			**$ 24,472.79**
Net Cash Increase for Period			**$ 1,377.99**
Cash at End of Period			**$ 0.00**

VECTOR BREWING

BALANCE SHEET

December 31, 2017

UNAUDITED

Description			Total	
ASSETS				
Current Assets				
Bank Accounts				
Total Bus Chk			$	0.00
Total Bank Accounts			$	0.00
Total Current Assets			$	0.00
TOTAL ASSETS			**$**	**0.00**
LIABILITIES AND EQUITY				
Liabilities:				
Current Liabilities:				
Other Current Liabilities:				
Payroll Liabilities			$	0.00
Federal Income Tax Payable			$	0.00
Medicare Payable			$	0.00
Total Payroll Liabilities			**$**	**0.00**
Total Other Current Liabilities			**$**	**0.00**
Total Current Liabilities			**$**	**0.00**
Total Liabilities			**$**	**0.00**
EQUITY				
Owner's Investment			$	0.00
Retained Earnings			$	0.00
Net Income			$	0.00
Total Equity			**$**	**0.00**
Total Liabilities and Equity			**$**	**0.00**

VECTOR BREWING

P&L STATEMENT

December 31, 2017

UNAUDITED

Description			Total	
INCOME				
Sales			$	0.00
Uncategorized Income			$	0.00
TOTAL INCOME			**$**	**0.00**
GROSS PROFIT			**$**	**0.00**
EXPENSES				
Advertising and Marketing			$	0.00
Bank Charges & Fees			$	0.00
Contractors			$	0.00
Legal & Professional Services			$	0.00
Meals & Entertainment			$	0.00
Office Supplies & Software			$	0.00
Other Business Expenses			$	0.00
Payroll Expenses			$	0.00
Salaries and Wages			$	0.00
Taxes & Licenses			$	0.00
Travel			$	0.00
TOTAL EXPENSES			**$**	**0.00**
Net Operating Income			$	0.00
Net Income			$	0.00

VECTOR BREWING

STATEMENT OF CASH FLOWS

December 31, 2017

UNAUDITED

Description			Total
OPERATING ACTIVITIES			
Net Income			$ 0.00
Adjustments to reconcile Net Income to Net Cash provided by operations			
Payroll Liabilities			$ 0.00
Payable			$ 0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations			**$ 0.00**
Net cash provided by operating activities			**$ 0.00**
FINANCING ACTIVITIES			
Owner's Investment			$ 0.00
Loan: Description			$ 0.00
Loan: Description			$ 0.00
Net cash provided by financing activities			**$ 0.00**
Net Cash Increase for Period			**$ 0.00**
Cash at End of Period			**$ 0.00**

Income Statement

VECTOR BREWING
2020 (March - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	1,310,400	
Beer (416 bbls)	*524,160*	
Food	*786,240*	
Not included: Wine, non-alcoholic, seltzer, merchandise		
Less: Sales Returns and Allowances (2%)	26,208	
Net Sales		1,284,192

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	70,000	
Food Ingredients	200,000	
Brewer, Cook Pay	220,000	
Inventory Available	490,000	
Less: Ending Inventory		
Cost of Goods Sold		490,000
Gross Profit (Loss)		794,192

Expenses

Advertising	8,000	
Employee Benefit Programs	8,000	
Insurance	8,000	
Legal and Professional Fees	1,500	
Licenses and Fees	2,000	
Rent	120,800	
Repairs and Maintenance	5,000	
TABC/TTB	4,020	
Telephone, Internet	4,000	
Utilities	30,000	
Wages	200,000	
SBA Loan Repayment	150,000	
Misc. (Napkins, mops, chemicals, etc.)	25,000	
Total Expenses		566,320
Net Operating Income		227,872

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		227,872

Income Statement

VECTOR BREWING
2021 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,205,200	
Beer (700 bbls)	*882,200*	
Food	*1,323,000*	
Not included: Wine, non-alcoholic, seltzer, merchandise		
Less: Sales Returns and Allowances (2%)	44,104	
Net Sales		2,161,096

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	86,400	
Food Ingredients	247,200	
Brewer, Cook Pay	242,000	
Inventory Available	575,600	
Less: Ending Inventory		
Cost of Goods Sold		575,600
Gross Profit (Loss)		1,585,496

Expenses

Advertising	12,000	
Employee Benefit Programs	14,400	
Insurance	14,400	
Legal and Professional Fees	1,500	
Licenses and Fees	2,000	
Rent	184,824	
Repairs and Maintenance	5,000	
TABC/TTB	7,236	
Telephone, Internet	4,800	
Utilities	36,000	
Wages	220,000	
SBA Loan Repayment	180,000	
Misc. (Napkins, mops, chemicals, etc.)	25,000	
Total Expenses		707,160
Net Operating Income		878,336

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		878,336

Income Statement

VECTOR BREWING
2023 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,409,750
Beer (750 bbls)	*963,900*
Food	*1,445,850*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	48,195
Net Sales	**2,361,555**

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	92,448	
Food Ingredients	264,504	
Brewer, Cook Pay	279,510	
Inventory Available	636,462	
Less: Ending Inventory		
Cost of Goods Sold		**636,462**
Gross Profit (Loss)		**1,725,093**

Expenses

Advertising	12,000
Employee Benefit Programs	20,390
Insurance	20,390
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	192,288
Repairs and Maintenance	5,000
TABC/TTB	7,670
Telephone, Internet	4,800
Utilities	36,000
Wages	261,360
SBA Loan Repayment	180,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**768,398**
Net Operating Income	**956,695**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**956,695**

Income Statement

VECTOR BREWING
2023 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,409,750	
Beer (750 bbls)	*963,900*	
Food	*1,445,850*	
Not included: Wine, non-alcoholic, seltzer, merchandise		
Less: Sales Returns and Allowances (2%)	48,195	
Net Sales		2,361,555

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	92,448	
Food Ingredients	264,504	
Brewer, Cook Pay	279,510	
Inventory Available	636,462	
Less: Ending Inventory		
Cost of Goods Sold		636,462
Gross Profit (Loss)		1,725,093

Expenses

Advertising	12,000	
Employee Benefit Programs	20,390	
Insurance	20,390	
Legal and Professional Fees	1,500	
Licenses and Fees	2,000	
Rent	192,288	
Repairs and Maintenance	5,000	
TABC/TTB	7,670	
Telephone, Internet	4,800	
Utilities	36,000	
Wages	261,360	
SBA Loan Repayment	180,000	
Misc. (Napkins, mops, chemicals, etc.)	25,000	
Total Expenses		768,398
Net Operating Income		956,695

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		956,695

Income Statement

VECTOR BREWING
2022 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,362,500	
Beer (750 bbls)	*945,000*	
Food	*1,417,500*	
Not included: Wine, non-alcoholic, seltzer, merchandise		
Less: Sales Returns and Allowances (2%)	47,250	
Net Sales		2,315,250

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	92,448	
Food Ingredients	264,504	
Brewer, Cook Pay	266,200	
Inventory Available	623,152	
Less: Ending Inventory		
Cost of Goods Sold		623,152
Gross Profit (Loss)		1,692,098

Expenses

Advertising	12,000	
Employee Benefit Programs	17,280	
Insurance	17,280	
Legal and Professional Fees	1,500	
Licenses and Fees	2,000	
Rent	188,520	
Repairs and Maintenance	5,000	
TABC/TTB	7,670	
Telephone, Internet	4,800	
Utilities	36,000	
Wages	242,000	
SBA Loan Repayment	180,000	
Misc. (Napkins, mops, chemicals, etc.)	25,000	
Total Expenses		739,050
Net Operating Income		953,048

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		953,048

Income Statement

VECTOR BREWING
2024 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,457,000	
Beer (750 bbls)	*982,800*	
Food	*1,474,200*	
Not included: Wine, non-alcoholic, seltzer, merchandise		
Less: Sales Returns and Allowances (2%)	49,140	
Net Sales		2,407,860

Cost of Goods Sold

Beginning Inventory		
Add: Beer Ingredients	92,448	
Food Ingredients	264,504	
Brewer, Cook Pay	293,486	
Inventory Available	650,438	
Less: Ending Inventory		
Cost of Goods Sold		650,438
Gross Profit (Loss)		1,757,422

Expenses

Advertising	12,000	
Employee Benefit Programs	26,730	
Insurance	26,730	
Legal and Professional Fees	1,500	
Licenses and Fees	2,000	
Rent	196,128	
Repairs and Maintenance	5,000	
TABC/TTB	7,670	
Telephone, Internet	4,800	
Utilities	36,000	
Wages	274,428	
SBA Loan Repayment	180,000	
Misc. (Napkins, mops, chemicals, etc.)	25,000	
Total Expenses		797,986
Net Operating Income		959,436

Other Income

Gain (Loss) on Sale of Assets		
Interest Income		
Total Other Income		0
Net Income (Loss)		959,436